AVINO SILVER & GOLD MINES LTD.
400-455 Granville Street
Vancouver, BC
Canada V6C 1T1
Phone: (604) 682-3701
Fax: (604) 682-3600
Web: www.avino.com
Info: ir@avino.com

Q3 INTERIM FINANCIAL STATEMENTS

FOR PERIOD ENDING OCTOBER 31, 2005

Shares Traded

TSX Venture Exchange
Symbol: ASM

OTCBB
Symbol: ASGMF

Frankfurt/Berlin-Bremen
WKN 862191

Directors and Officers

Louis Wolfin, Director
David Wolfin, Director and President
William G. Kocken, Director
Michael Baybak, Director
Lloyd Andrews, Director & Chairman
Gary Robertson, Director
Connie Lillico, Secretary

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.